[redacted]

14041901

tj 11/13/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67009 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scott T. Taylor, Ltd

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14482 Hillshire Dr.
(No. and Street)

Willis (City) Texas (State) 77318 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott T. Taylor 713 688-1849
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Broussard & Company
(Name – *if individual, state last, first, middle name*)

127 W. Broad Street Suite 800 (Address) Lake Charles (City) LA (State) 70601 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 20 2014
DIVISION OF TRADING & MARKETS

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

11/17/14

## OATH OR AFFIRMATION

I, Scott T. Taylor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scott T. Taylor, Ltd, as of 12-31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMANDA DARLENE FERGUSON
Notary Public, State of Texas
My Commission Expires
September 27, 2017

[Signature]
Signature

President
Title

Amanda Ferguson
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (None)
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (exempt)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (exempt)
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (exempt)
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (None needed no difference)
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Not a member)
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# SCOTT T. TAYLOR, LTD

## Financial Statements and Supplementary Information Required by SEC Rule 17a-5

## December 31, 2013

# TABLE OF CONTENTS

**Broussard & Company**
**Certified Public Accountants**

# INDEPENDENT AUDITORS' REPORT

To the Members of
Scott T. Taylor, LTD
Willis, Texas

We have audited the accompanying financial statements of Scott T. Taylor, Ltd (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in members' equity and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board (United States) and in accordance with auditing standards for the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Scott T. Taylor, Ltd as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

One Lakeside Plaza, 127 West Broad Street, Suite 800, Lake Charles, LA 70601

**Report on Supplementary Information**

Our audit was made for the purposes of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule 1, Net Capital Computation as required by Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Broussard and Company

Lake Charles, Louisiana
February 11, 2014

**Scott T. Taylor, LTD**
**Statement of Financial Condition**
**As of December 31, 2013**

| | | |
|---|---|---|
| **Assets** | | |
| **Assets** | | |
| Cash and cash equivalents | $ | 17,934 |
| Total Assets | $ | 17,934 |
| **Liabilities and Members' Equity** | | |
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | - |
| Total Liabilities | | - |
| **Members' Equity** | | |
| Members' Equity | $ | 17,934 |
| Total Members' Equity | | 17,934 |
| Total Liabilities and Members' Equity | $ | 17,934 |

See accompanying notes to financial statements.

**Scott T. Taylor, LTD**
**Statement of Income**
**For the Year Ended December 31, 2013**

| | | |
|---|---|---|
| **Revenues** | | |
| Commissions | $ | 179,510 |
| Interest | | 38 |
| Total revenues | | 179,548 |
| **Expenses** | | |
| Regulatory fees | | 1,965 |
| Other operating expenses | | 62,458 |
| Total expenses | | 64,423 |
| **Net Income** | $ | 115,125 |

See accompanying notes to financial statements.

## Scott T. Taylor, LTD
## Schedule of Changes in Members' Equity
## For the Year Ended December 31, 2013

| | | |
|---|---|---|
| **Balance at January 1, 2013** | $ | 17,809 |
| Net Income | | 115,125 |
| Member draws | | (115,000) |
| **Balance at December 31, 2013** | $ | 17,934 |

See accompanying notes to financial statements.

**Scott T. Taylor, LTD**
**Statement of Cash Flows**
**For the Year Ended December 31, 2013**

| | |
|---|---|
| **Cash Flows From Operating Activities** | |
| Net income | $ 115,125 |
| Net Cash Provided by Operating Activities | 115,125 |
| **Cash Flows From Financing Activities** | |
| Member draws | (115,000) |
| Net Cash Used by Financing Activities | (115,000) |
| Net Increase in Cash and Cash Equivalents | 125 |
| Cash and Cash Equivalents - Beginning of Year | 17,809 |
| Cash and Cash Equivalents - End of Year | $ 17,934 |

See accompanying notes to financial statements.

**SCOTT T. TAYLOR, LTD**
**Notes to Financial Statements**
**December 31, 2013**

## *NOTE 1 - NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

### Nature of Activities

Scott Taylor, Ltd (the "Company"), a Texas limited partnership, was formed in April 2005. It is a member of the Financial Industry Regulatory Authority ("F1NRA"). As a limited broker-dealer, the Company operates under the exemption provisions of the Securities and Exchange Commission's (SEC) Rule 15c3-3(k)(2)(i) which provide that it will not maintain any margin accounts, will promptly transmit customer funds and deliver securities received, and does not hold funds or securities for, or owe money or securities to, customers. The Company's revenues are primarily from commissions earned from various mutual funds.

### Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

### Cash and Cash Equivalents

The Company considers all short-term highly liquid investments which are readily convertible into cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

### Income Taxes

The Company is not recognized as a taxable entity for federal income tax purposes; thus, no federal income tax expense has been recorded in the financial statements. The Company is subject to Texas Franchise Tax and such amount was immaterial in 2013.

### Revenue Recognition

Revenue is recognized at the time payment is received from the mutual fund which is the same time it is earned as a commission.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses at the date of the financial statements. Actual results could differ from those estimates.

## *NOTE 1 - NATURE OF ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)*

### Fair Value Measurements

The Financial Accounting Standards Board (FASB) Accounting Standards Codification 820-10 (ASC 820-10) provides a framework for measuring fair value under accounting principles generally accepted in the United States of America. The framework defines fair value as the exchange price that would be received of an asset or paid to transfer a liability in the principal or most advantageous market. The Company's only assets as of December 31, 2013 are cash balances in two bank accounts where book values approximate fair value. The Company has no liabilities as of December 31, 2013.

### Subsequent Events

FASB ASC 855-10 requires nonpublic entities whose financial statements include disclosures to disclose the date through which subsequent events have been evaluated. The Company evaluated its December 31, 2013 financial statements for subsequent events through February 11, 2014, the date of which the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

## *NOTE 2 – RELATED PARTY TRANSACTIONS*

Under an agreement with Wealth Recovery (owned by the principal owners of The Company), Scott Taylor, Ltd. leases its offices and pays for use of all equipment at that location. For 2013, the allocated rent expenses were $4,000. Scott T. Taylor, Ltd., (The Company), also owns Plan Access, Ltd., a company that provides Pension Administration Services on a fee basis to clients of the Company. Plan Access bills the Company for services provided to their clients. For 2013, Scott T. Taylor, Ltd. paid $49,594 to Plan Access, Ltd. as reimbursement for services provided to its clients.

## *NOTE 3 - NET CAPITAL REQUIREMENTS*

In accordance with SEC Rule 15c3-1, the Company's aggregate indebtedness, as defined, shall not exceed 15 times its net capital. The Company must also maintain minimum net capital, subject to requirements of a fully disclosed broker-dealer. As of December 31, 2013, the Company's net capital, as defined, of $17,934, exceeded the required minimum by $12,934 and the Company had no aggregate indebtedness.

***NOTE 4 – SUBORDINATED LIABILITIES***

There were no liabilities subordinated to claims of general creditors at any time during the year ended December 31, 2013. Therefore, the statement of changes in liabilities subordinated to claims of general creditors specified by SEC Rule 17a-5(d)(2) has not been presented for the year ended December 31, 2013.

***NOTE 5 – RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKER-DEALERS***

A computation for determination of reserve requirements and information relating to possession or control of securities as specified by SEC Rule 15c3-3 and SEC Rule 17a-5(d)(3) were both omitted and are not required as the Company operates pursuant to the exemption provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not hold customer funds or securities.

***NOTE 6 – MEMBERS' EQUITY***

During 2013, members made capital draws from the Company in the amount of $115,000.

***NOTE 7 – ECONOMIC DEPENDENCY***

The Company derives its revenues from commissions received from various mutual funds. During 2013, the Company received $122,452 and $27,865 from Oppenheimer and American Funds, respectively. This represents 68% and 16% of commission revenues for the year ended December 31, 2013, respectively.

**SUPPLEMENTARY INFORMATION**
**PURSUANT TO RULE15C3-1 OF THE**
**SECURITIES EXCHANGE ACT OF 1934**

**Scott T. Taylor, LTD**
**Schedule I**
**Net Capital Computation as Required by Rule 15c3-1 of the**
**Securities and Exchange Commission**
**December 31, 2013**

| | | |
|---|---|---|
| **Computation of Net Capital** | | |
| Total assets | | $ 17,934 |
| Less - total liabilities | | - |
| Net Worth | | 17,934 |
| Deductions from and/or changes to net worth | | |
| Total non-allowable assets | - | |
| Other deductions or charges | - | |
| Total deductions from net worth | | - |
| Nat capital before haircuts on securities position | | 17,934 |
| Haircuts on securities | | |
| Certificates ofd deposit and commerical paper | - | |
| U.S. and Canadian government obligations | - | |
| State and municipal government obligations | - | |
| Corporate obligations | - | |
| Stocks and warrants | - | |
| Options | - | |
| Arbitrage | - | |
| Other securities | - | |
| Undue concentration | | - |
| * Net capital | | $ 17,934 |
| **Computation of Basic Net Capital Requirement** | | |
| Net capital requirement, the greater of: | | |
| 1/15 of Aggregate indebtedness | $ - | |
| Minimum dollar requirement | 5,000 | |
| Net capital requirement | | 5,000 |
| Net capital | | 17,934 |
| Excess net capital | | $ 12,934 |
| Aggregate indebtedness | | $ - |
| Ratio of aggregate indebtedness to net capital | | 0% |
| Ratio of subordinated indebtedness to debt/equity total | | 0% |

* *The reconciliation of the computation of net capital under rule 15c3-1 to the computation of net capital as filed by the Company on form X-17A-5 in January of 2014 is not required as no difference exists.*

See independent auditors' report and accompanying notes to financial statements.

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL AS REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL AS REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

To the Members of
Scott T. Taylor, LTD
Willis, Texas

In planning and performing our audit of the financial statements and supplementary schedule of Scott T. Taylor, Ltd (the 'Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in SEC Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under SEC Rule 17a-3(a)(11) and for determining compliance with the exemption provisions of SEC Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by SEC Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and therefore, there can be no assurance that all deficiencies, significant deficiencies, or material weaknesses have been identified. However, we did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be a material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Broussard and Company

Lake Charles, Louisiana
February 11, 2014

*Securities Investor Protection Corporation*
805 15th Street NW, Suite 800
Washington, DC 20005-2215

**Forwarding and Address Correction Requested**

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions:*

☑ (ii) its business as a broker-dealer is expected to consist exclusively of:

☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☑ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

**Pursuant to the terms of this form (detailed below).**

X [signature], President 1-10-2013
Authorized Signature/Title Date

SIPC-3 2013

8-

8-067009 FINRA DEC 11/3/2005
SCOTT T TAYLOR LTD
14482 HILLSHIRE DR
WILLIS, TX 77318-4478

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

# Form SIPC-3 FY 2013

***Certification of Exclusion From Membership.***

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2013** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

☑ (ii) its business as a broker-dealer is expected to consist exclusively of:

☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☑ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

**In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.**

**Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.**

**Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC

SECURITIES INVESTOR PROTECTION CORPORATION
805 FIFTEENTH STREET, N. W., SUITE 800
WASHINGTON, D. C. 20005-2215
(202) 371-8300 FAX (202) 371-6728
WWW.SIPC.ORG

December 28, 2012

TO: Securities Brokers and Dealers Who Claimed Exclusion From SIPC Membership for the Calendar Year Ended December 31, 2012 under Section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970 ("SIPA")

SIPC-3, Certification of Exclusion From Membership, must be filed at the ***beginning of each calendar year*** by persons excluded from SIPC membership pursuant to SIPA Section 78ccc(a)(2)(A)(ii).

The enclosed SIPC-3 is provided for your use in the event that you intend to continue to claim exclusion from membership in SIPC because you expect your business as a broker-dealer, during the 2013 calendar year, to continue to consist exclusively of one or more of the categories listed on that form.

The completed form should be mailed in the enclosed return envelope, no later than January 31, 2013.

In the event of any change in your business that would terminate your exclusion from membership in SIPC, you must immediately give SIPC written notice so that data concerning SIPC membership and assessments can be mailed to you.

Any questions should be directed to SIPC or FINRA.

Sincerely,

SECURITIES INVESTOR PROTECTION CORPORATION

Enclosures: SIPC-3
return envelope

*Securities Investor Protection Corporation*
805 15th Street NW, Suite 800
Washington, DC 20005-2215

**Forwarding and Address Correction Requested**

Check appropriate boxes.
☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
☑ (ii) its business as a broker-dealer is expected to consist exclusively of:
☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☑ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

**Pursuant to the terms of this form (detailed below).**

x [signature] President 1-4-2014
Authorized Signature/Title Date

**SIPC-3 2014**

8-067009 FINRA DEC 11/3/2005
SCOTT T TAYLOR LTD
14482 HILLSHIRE DR
WILLIS, TX 77318-4478

*Securities Investor Protection Corporation*
805 15th Street NW, Suite 800
Washington, DC 20005-2215

# Form SIPC-3 FY 2014

***Certification of Exclusion From Membership.***

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2014** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

☑ (ii) its business as a broker-dealer is expected to consist exclusively of:
☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☐ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

**Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.**

**Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SECURITIES INVESTOR PROTECTION CORPORATION
805 FIFTEENTH STREET, N. W., SUITE 800
WASHINGTON, D.C. 20005-2215
(202) 371-8300 FAX (202) 371-6728
WWW.SIPC.ORG

December 20, 2013

TO: Securities Brokers and Dealers Who Claimed Exclusion From SIPC Membership for the Calendar Year Ended December 31, 2013 under Section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970 ("SIPA")

SIPC-3, Certification of Exclusion From Membership, must be filed at the ***beginning of each calendar year*** by persons excluded from SIPC membership pursuant to SIPA Section 78ccc(a)(2)(A)(ii).

The enclosed SIPC-3 is provided for your use in the event that you intend to continue to claim exclusion from membership in SIPC because you expect your business as a broker-dealer, during the 2014 calendar year, to continue to consist exclusively of one or more of the categories listed on that form.

The completed form should be mailed in the enclosed return envelope, no later than January 31, 2014.

In the event of any change in your business that would terminate your exclusion from membership in SIPC, you must immediately give SIPC written notice so that data concerning SIPC membership and assessments can be mailed to you.

Any questions should be directed to SIPC or FINRA.

Sincerely,

SECURITIES INVESTOR PROTECTION CORPORATION

Enclosures: SIPC-3
return envelope

746709